UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MINES MANAGEMENT, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

603432105

(CUSIP Number)

David C. Sienko

Vice President and General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Couer d’Alene, Idaho 83815-9408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 603432105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hecla Mining Company 77-0664171
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,562,199(1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,562,199(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,562,199(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%
14.	Type of Reporting Person (See Instructions) CO

(1)	All of the 6,562,199 shares of common stock of Mines Management, Inc., par value $0.001 per share (the “Common Stock”) reported above (which include options to acquire 1,472,621 shares of Common Stock) are collectively directly owned by Silver Wheaton Corp., Glenn M. Dobbs, Russell C. Babcock, Roy G. Franklin, Robert L. Russell, Douglas D. Dobbs, and Nicole Altenburg (each a “Shareholder” and collectively, the “Shareholders”). Beneficial ownership and voting power of the 6,562,199 shares of Common Stock directly owned by the Shareholders is being reported solely because Hecla Mining Company may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into separate Shareholders Agreements, each dated as of May 23, 2016, with each of the Shareholders and amendments to such Shareholders Agreements with each of Glenn M. Dobbs and Douglas D. Dobbs, each dated June 29, 2016. Neither the filing of this Amendment No. 1 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 6,562,199 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 603432105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HL Idaho Corp. 81-2787614
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Idaho
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,562,199(1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,562,199(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,562,199(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%
14.	Type of Reporting Person (See Instructions) CO

(1)	All of the 6,562,199 shares of common stock of Mines Management, Inc., par value $0.001 per share (the “Common Stock”) reported above (which include options to acquire 1,472,621 shares of Common Stock) are collectively directly owned by Silver Wheaton Corp., Glenn M. Dobbs, Russell C. Babcock, Roy G. Franklin, Robert L. Russell, Douglas D. Dobbs, and Nicole Altenburg (each a “Shareholder” and collectively, the “Shareholders”). Beneficial ownership and voting power of the 6,562,199 shares of Common Stock directly owned by the Shareholders is being reported solely because Hecla Mining Company, the sole shareholder of HL Idaho Corp., may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into separate Shareholders Agreements, each dated as of May 23, 2016, with each of the Shareholders and amendments to such Shareholders Agreements with each of Glenn M. Dobbs and Douglas D. Dobbs, each dated June 29, 2016. Neither the filing of this Amendment No. 1 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 6,562,199 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Introductory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on June 1, 2016 (the “Original Schedule 13D,” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by Hecla Mining Company, a Delaware corporation (“Parent”), and HL Idaho Corp., an Idaho corporation (“Buyer” and together with Parent, the “Reporting Persons”) relating to the common stock, $0.001 par value per share (the “Common Stock”), which include options to acquire such Common Stock, of Mines Management, Inc., an Idaho corporation (“Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented to add the following under the heading “Shareholders Agreements”:

On June 29, 2016, each of Glenn M. Dobbs and Douglas D. Dobbs entered into amendments to his Shareholders Agreement with Parent (each a “Shareholders Agreement Amendment” and collectively, the “Shareholders Agreement Amendments,” and references to each of their respective Shareholders Agreements shall be references to their Shareholders Agreements as amended by their respective Shareholders Agreement Amendment). The Shareholders Agreement Amendment with Glenn M. Dobbs corrected the number of Original Shares (as defined in his Shareholders Agreement) beneficially owned by Glenn M. Dobbs as set forth in his Shareholders Agreement, and the Shareholders Agreement Amendment with Douglas D. Dobbs provided that all shares of Common Stock underlying unexercised derivative securities owned by Douglas D. Dobbs are subject to his Shareholders Agreement. The Shareholders Agreements, as amended by the Shareholders Agreement Amendments, result in 6,562,199 shares of Common Stock (which include options to acquire 1,472,621 shares of Common Stock) owned by the Shareholders being subject to the Shareholders Agreements.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Shareholders Agreement Amendments is qualified in its entirety by reference to the full text of the Shareholders Agreement Amendments, the terms of each of which are incorporated herein by reference to Exhibit 10 and Exhibit 11 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated in its entirety to read as follows:

(a)-(b) By virtue of the Shareholders Agreements, Parent and Buyer may be deemed to share the power to direct the vote, and may be deemed to be the beneficial owners, of 6,562,199 shares of Common Stock, representing approximately 17.6% of the outstanding shares of Common

Stock (based upon information provided by the Issuer that a total of 35,796,927 shares of Common Stock are outstanding as of June 24, 2016). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

Item 5(d) is hereby amended to replace the reference to “6,612,199 shares of Common Stock” with “6,562,199 shares of Common Stock”.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented to add the following:

The information set forth under Items 4 and 5 of this Amendment No. 1 and the Shareholders Agreement Amendments filed as Exhibits 10 and 11 hereto are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby supplemented to add the following:

Exhibit 10:	Amendment No. 1 to Shareholders Agreement, dated June 29, 2016, between Glenn M. Dobbs and Parent

Exhibit 11:	Amendment No. 1 to Shareholders Agreement, dated June 29, 2016, between Douglas D. Dobbs and Parent

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HECLA MINING COMPANY

/s/ David C. Sienko
Name: David C. Sienko
Title: Vice President & General Counsel
Dated: June 30, 2016

HL IDAHO CORP.

/s/ Luther J. Russell
Name: Luther J. Russell
Title: President
Dated: June 30, 2016

Exhibit Index

Exhibit 10	Amendment No. 1 to Shareholders Agreement, dated June 29, 2016, between Glenn M. Dobbs and Parent

Exhibit 11	Amendment No. 1 to Shareholders Agreement, dated June 29, 2016, between Douglas D. Dobbs and Parent